Filed by Sykes Enterprises, Incorporated
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: ICT Group, Inc.
Commission File No.: 333-162729
The following press release was issued by Sykes Enterprises, Incorporated and ICT Group, Inc. on January 29, 2010.
FOR IMMEDIATE RELEASE
JANUARY 29, 2010
Sykes Enterprises Incorporated and ICT Group, Inc.
Announce Exchange Ratio for Merger
     TAMPA, FL and NEWTOWN, PA — January 29, 2010 (GLOBE NEWSWIRE) — Sykes Enterprises, Incorporated (“SYKES”) (Nasdaq:SYKE), a global leader in providing outsourced customer contact management solutions and services in the business process outsourcing (BPO) arena, and ICT Group, Inc. (“ICT”) (Nasdaq:ICTG), a leading global provider of customer management and business process outsourcing (BPO) solutions, announced today that the exchange ratio to be used in connection with the merger of ICT with a wholly-owned subsidiary of SYKES will be 0.6846 and that each share of ICT common stock will be converted in the merger into the right to receive $7.69 in cash (without interest) and 0.3423 of a share of SYKES common stock, provided that the shareholders of ICT adopt the merger agreement at the ICT shareholders’ meeting to be held on February 2, 2010, all other conditions to the closing of the merger are met or waived by the parties on such date and that the merger is consummated following the closing of trading on February 2, 2010.
     Pursuant to the terms of the merger agreement, the calculation of the exchange ratio is based on the volume weighted average sales price of SYKES’ common stock for the 10 trading-day period ending on (and including) the third trading day immediately prior to the effective time of the merger, subject to a symmetrical collar of 7.5% above and 7.5% below $20.8979 per share. Therefore in the event that the closing of the merger does not take place as anticipated on February 2, 2010, the exchange ratio and merger consideration per share of ICT common stock may need to be recalculated in accordance with the terms of the merger agreement.
     Additional Information
     In connection with the proposed merger, SYKES has filed with the SEC a Registration Statement on Form S-4 containing a definitive proxy statement of ICT that also constitutes a prospectus of SYKES. ICT has mailed the definitive proxy statement/prospectus to its shareholders. SYKES and ICT urge investors and security holders to read the definitive proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free from SYKES at http://investor.SYKES.com/phoenix.zhtml?c=119541&p=irol-sec,or by contacting SYKES’ Investor Relations Department at 1-813-233-7143, or by contacting MBS Value Partners at 1-212-750-5800. You may also obtain these documents, free of charge, from ICT at www.ictgroup.com.

     SYKES, ICT and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ICT shareholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the ICT shareholders in connection with the proposed merger are set forth in the definitive proxy statement/prospectus that has been filed with the SEC. You can find information about SYKES’ executive officers and directors in the proxy statement for SYKES’ 2009 annual meeting of shareholders, filed with the SEC on April 22, 2009. You can find information about ICT’s executive officers and directors in the proxy statement for ICT’s 2009 annual meeting of shareholders, filed with the SEC on April 29, 2009. Free copies of these documents may be obtained from SYKES and ICT as described above.

CONTACT:	Sykes Enterprises, Incorporated Subhaash Kumar (813) 233-7143